
Brisa

FILE NO. 82-34855



To:

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street NW
Washington, DC 20549

Ref: Rule 12g3-2(b) exemption: submission of information

April, 15th, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

Luís D'Eça Pinheiro
Corporate & Investor Relations

Brisa-Auto-Estradas de Portugal SA
Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana
EC Carcavelos - Ap.250 2776-956 Carcavelos Portugal Tel. 21 444 85 00 Fax 21 444 87 36 www.brisa.pt

FILE nº 82-34855


Brisa

PRESS RELEASE

BRISA Auto-Estradas de Portugal, S.A public company with head-office at Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, municipality of Cascais, holder of tax number 500048177, registered at the Commercial Registry Office of Cascais under no. 10583, with a share capital of Euro 600 000 000

Under the terms and for the purposes of Article 17 no. 1 of the Securities Code, and in compliance with Article 16 of the said Code BRISA Auto-Estradas de Portugal, S.A. hereby informs that it received from Gartmore Investment Management plc, with head-office at Gartmore House 8 Fenchurch Place, London EC3M 4PB, communication providing the following information:

"Pursuant to Article 16 Código do Mercado de Valores Mobiliários, we write to inform you that we no longer have a reportable interest in Brisa Auto-Estradas as the result of a market transaction of 8,650,000 shares on 12th April 2005. Our aggregate holding of 4,118,595 shares represents 0,68% of the total voting rights.

The beneficial owners with their respective holdings are as shown on the attached sheet. The percentage holding is based on the number of shares in issue as supplied to us by Extel Financial Limited. The total number of shares comprises the aggregated holdings controlled by Gartmore Investment Limited (GIL), Gartmore Fund Managers Limited (GFM) and Gartmore Global Partners (GGP), as discretionary investment managers of the clients and client funds listed on the attached sheet and, accordingly having voting power in respect of the shares and power to dispose of them. The shares are held for investment purposes only for the clients and client funds concerned.

GIL, GFM and GGP are subsidiaries of Gartmore Investment Management plc (GIM) which in turn is the international investment arm of Nationwide Mutual Insurance Company of One Nationwide Plaza, Columbus, Ohio 43215, USA."



We further inform that taking into account the current number of own shares held by BRISA, the holding notified hereunder corresponds to 0,68% of the share capital and 0,69% of voting rights.

São Domingos de Rana, 13 April 2005

The Company's Secretary